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                     [DATA TRANSLATION LOGO APPEARS HERE]


                                      1998
                                 Annual Report


                                  www.datx.com
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February 26, 1999

Dear Shareholder:

We have accomplished a great deal in 1998. Most importantly, we broke even in our fourth quarter after seven previous quarters of losses. Also, we have continued to invest in the development of new products toward our targeted markets.

The opportunities in our marketplace continue to be bright. Increased processor speed and greater capability through Microsoft Windows allows for the development of new and more valuable Data Acquisition and Machine Vision products. Our purpose is to harness these tools to serve our customer base with measurement capability that meets their new application needs. Recently, we participated in the preview day for the Intel Pentium III by demonstrating a new software enhancement that takes advantage of the greater processing power. We plan to incorporate this capability into future products. We also have just announced a new ActiveX Control for our MACH Series Frame Grabbers that makes system applications much easier to develop and get to market for our customers.

The internal architecture of the PC is now turning to heavy use of the PCI bus structure. Data Translation is strongly positioned here with a complete line of data acquisition and frame grabber products that offer increased levels of performance at low cost. Our customers are moving steadily to the use of these products in new applications. We believe our customers are quite pleased with the new features these products allow and that these lower cost solutions are giving them the ability to be more competitive.

We are continuing to further pursue new product development. We have no debt, our financial ratios are better than average, our gross margins are steady and have increased slightly over the last year, despite average selling prices that have decreased. Our inventory to sales ratio is only 7%, a very efficient figure for a company with a wide array of products. Especially good, since our advertised delivery time is but 5 days.

Our Broadway product continues selling, especially in Far East markets, and has pleased many users. We continually get strong accolades from users who admire its ease-of-use in making PC video creation simple and straightforward. The use of video is still in its early stage, but is certainly one of the strong growth markets for the future.

We stand ready to do everything possible to serve our customers and plan to offer them new products in these future months.

                                          Sincerely,

                                          Fred Molinari
                                          President
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                                100 Locke Drive
                          Marlboro, MA 01752-1192 USA
                     Phone 508.481.3700 . Fax 508.481.8620